EXHIBIT A

FOR IMMEDIATE RELEASE

VESTIN GROUP, INC. ANNOUNCES POSSIBLE STOCK OFFER

LAS VEGAS—December 22, 2003—Vestin Group, Inc. (Nasdaq: VSTN) an asset manager and leading company in the commercial mortgage business announced today that Michael Shustek, Chief Executive Officer and majority shareholder has contacted the Company’s Board of Directors and advised them of his interest in acquiring the shares of the Company’s common stock that he does not presently own. The Board of Directors has appointed a special committee composed entirely of independent directors to evaluate and respond to any proposal from Mr. Shustek and to negotiate the terms of any transaction that may result.

About Vestin Group, Inc.

Vestin Group, Inc. is engaged in asset management, real estate lending, and other financial services. Its subsidiary, Vestin Mortgage, has facilitated more than $1.5 billion in lending transactions since 1995. Through Vestin Mortgage, Vestin Group manages three funds, Vestin Fund I, LLC, a $100 million mortgage fund, Vestin Fund II, LLC, a $500 million mortgage fund, and Vestin Fund III, LLC, a $100 million mortgage and real estate fund.

Certain statements contained herein are forward-looking statements that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results in the future periods or plans for future periods to differ materially from those described herein as anticipated, believed, or estimated.

Contact:

Vestin Group, Inc.

Lance Bradford (702)227-0965
John Alderfer (702)227-0965